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Descartes Announces Successful Closing of Bought Deal Public Share Offering

WATERLOO, ONTARIO, March 21, 2006 — The Descartes Systems Group Inc. (Nasdaq: DSGX) (TSX: DSG), a leading provider of on-demand, software-as-a-service (SaaS) delivery management solutions and services for transportation, logistics, manufacturing, retail distribution and service provider enterprises, today announced the successful closing of its previously announced binding bought-deal offering.

At closing today, a total of 3,600,000 common shares were issued at a price of CDN$4.15 per share for total gross proceeds of CDN$14,940,000. Descartes has also granted the underwriters an over-allotment option, exercisable for a period of 30 days from March 21, 2006, to purchase up to an additional 540,000 common shares at a price of CDN$4.15 per share. The co-lead underwriters for the offering were GMP Securities L.P. and TD Securities Inc. The proceeds of the offering are anticipated to be used by the company for general corporate purposes, potential acquisitions and for general working capital.

The common shares have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act.

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Safe Harbor Statement

This release contains forward-looking information within the meaning of applicable securities laws (“forward-looking statements”) that relate to the closed public share offering, use of proceeds from the offering, the over-allotment option, the lack of registration of the shares under the U.S. Securities Act of 1933 and other matters. Such forward-looking statements involve known and unknown risks, uncertainties and other factors and assumptions that may cause the actual results, performance or achievements of Descartes, or developments in Descartes’ business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the ability to attract and retain key personnel; variances in our revenues from quarter to quarter; departures of key customers; recent increases in fuel prices; disruptions in the movement of freight; and other factors and assumptions discussed in the sections entitled, “Certain Factors That May Affect Future Results,” “Cautionary Statement Regarding Forward-Looking Information” and “Risk Factors” in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including the Short-Form Prospectus filed in connection with the offering and Descartes’ Annual Report on Form 20-F for the fiscal year ended January 31, 2005. If any such risks actually occur, they could materially adversely affect our business, financial condition, ability to raise capital or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

Contact Information:

Mary Meldrum, The Descartes Systems Group Inc.

(519) 746-8110 x2577

investor@descartes.com